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                                                                    EXHIBIT 3.2

                                   AMENDMENT
             TO THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT
                                       OF
                              CHILES OFFSHORE LLC

The Second Amended and Restated Operating Agreement (the "OPERATING AGREEMENT") of Chiles Offshore LLC (the "COMPANY") is hereby amended to provide as follows:

1. Notwithstanding any provision of the Operating Agreement to the contrary, including without limitation, Section 11.9 of the Operating Agreement (relating to taxation of the Company as a partnership), the Management Committee of the Company (the "MANAGEMENT COMMITTEE"), at its election and without the consent or approval of any Member, may cause the Company, contemporaneously with the consummation of an initial public offering of equity securities of the Corporate Successor of the Company (as defined herein), to:

     (a) convert into a corporation organized under the laws of Delaware (a "CONVERSION"); or

     (b) merge with and into any corporate subsidiary of the Company (a "MERGER", and together with a Conversion, an "INCORPORATION EVENT");

(such corporation upon such conversion or merger being the "CORPORATE SUCCESSOR" of the Company); PROVIDED, HOWEVER, that the Management Committee shall cause or make provision for: (i) the certificate of incorporation of the Corporate Successor of the Company to be substantially in the form of Annex I hereto upon the Incorporation Event, (ii) the Corporate Successor of the Company, upon the Incorporation Event, to issue shares of common stock to the Members upon conversion of or in exchange for their Membership Interests in the Company ("MEMBERSHIP INTERESTS"), in proportion to their Membership Interests prior to the Incorporation Event (it being understood that additional shares of such common stock or Membership Interests may be sold contemporaneously pursuant to an initial public offering or issued contemporaneously in other corporate transactions) and (iii) Warrants to purchase common stock of the Corporate Successor of the Company to be issued to the holders of Rights to purchase Membership Interests and options to purchase common stock of the Corporate Successor of the Company to be issued to holders of employee options to purchase Membership Interests, each in exchange for such Rights and employee options and on such terms as the Management Committee shall determine.

2. Upon the occurrence of an Incorporation Event, the Operating Agreement shall terminate and no longer be of any force or effect.

3. No consent or approval of any Member shall be required for the Company to execute and deliver any and all documents necessary or appropriate in the judgment of the Management Committee to effect the Conversion or the Merger, including, without

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limitation, documentation that makes provision for conversion or exchange of
Membership Interests or rights to purchase Membership Interests into or for, common stock or rights to purchase common stock, of the Corporate Successor to the Company.

4. In furtherance and not in limitation of its existing power and authority with respect to the business of the Company, the Management Committee may, from time to time, by a resolution adopted by a majority of the entire Management Committee, appoint one or more of its members to any committee or committees, which, to the extent lawful, shall have powers as may be determined and specified by the Management Committee in the resolution of appointment.